UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Minerva Neurosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

603380106

(CUSIP Number)

David R. Ramsay

Care Capital III LLC

47 Hulfish Street, Suite 310

Princeton, New Jersey 08542

609-683-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Care Capital III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,883,212

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,883,212

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,883,212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%

14.	Type of Reporting Person (See Instructions) OO (Other)

1.	Names of Reporting Persons Care Capital Investments III LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,819,428

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,819,428

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,819,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Care Capital Offshore Investments III LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 63,784

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 63,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

Item 1.                          Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share of the Issuer (the “Common Stock”).  The principal executive offices of the Issuer are located at 245 First Street, Suite 1800, Cambridge, MA, 02142.

Item 2.                          Identity and Background

(a) This statement is being filed jointly on behalf of the following persons (the “Filing Persons”):  Care Capital III LLC, a Delaware limited liability company (“Care Capital III LLC”), Care Capital Investments III LP, a Delaware limited partnership (“Care Capital Investments III LP”), and Care Capital Offshore Investments III LP, a Cayman Islands exempted limited partnership (“Care Capital Offshore Investments III LP”).  Care Capital III LLC is the general partner of Care Capital Investments III LP and Care Capital Offshore Investments III LP and as a result, Care Capital III LLC has the ultimate power to vote or direct the vote and to dispose or direct the disposition of such shares. Richard Markham, Jan Leschly, Jerry N. Karabelas and David R. Ramsay are the four managing members at Care Capital III LLC, and in their capacity as such, may be deemed to exercise shared voting and investment power over the shares held by the reporting persons, each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.  The Filing Persons specifically disclaim beneficial ownership in the securities reported herein except to the extent of any pecuniary interest therein.

(b) The address of the principal business and office of each of the Filing Persons and is 47 Hulfish Street, Suite 310, Princeton, NJ 08542.

(c) The principal business of each of Care Capital Investments III LP and Care Capital Offshore Investments III LP is to invest in securities.  The principal business of Care Capital III LLC is to serve as the general partner of Care Capital Investments III LP and Care Capital Offshore Investments III LP.

(d) During the five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of any of the Filing Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of the Filing Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Consideration

On June 30, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-195169) in connection with its initial public offering of 5,454,545 shares of Common Stock of the Issuer (the “IPO”) was declared effective. The closing of the IPO took place on July 7, 2014, and at such closing Care Capital Investments III LP purchased 725,386 shares of Common Stock and Care Capital Offshore Investments III LP purchased 12,114 shares of Common Stock at the IPO price of $6.00 per share.  In addition, at the closing of the IPO, (i) $639,232.10 of 8% Convertible Promissory Notes (the “Notes”) held by Care Capital Investments III LP automatically converted into 112,205 shares of Common Stock, (ii) Euro 255,000.06 of Notes held by Care Capital Investments III LP automatically converted into 60,906 shares of Common Stock, (iii) $10,676.90 of Notes held by Care Capital Offshore Investments III LP automatically converted into 1,873 shares of Common Stock and (iv) Euro 4,258.59 of Notes held by Care Capital Offshore Investments III LP automatically converted into 1,017 shares of Common Stock .  Prior to the IPO, the Notes were purchased from the Issuer in a series of private transactions for an aggregate purchase price of $649,909 and Euro 259,259.25.

The working capital of the Filing Persons was the source of the funds for the purchase of the securities described above. No part of the purchase price of the securities described above was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described above.

Item 4.                          Purpose of Transaction

The Filing Persons acquired the securities described above for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer, the term of the investment vehicles holding the securities and other factors, the Filing Persons may dispose of such shares of the Issuer. The Filing Persons expect to consider and evaluate on an ongoing basis all their options with respect to dispositions of their investment in the Issuer.

The Filing Persons may at any time or from time to time formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Filing Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors.  The Filing Persons may change any of their plans or proposals at any time or from time to time, and may take any actions they deem appropriate with respect to their investment. Subject to market conditions, the Filing Persons’ general investment policies and other factors, the Filing Persons may continue to hold some or all of their ownership in the Issuer or may at any time or from time to time decrease their ownership interest in the Issuer (including by way of open market or privately negotiated transactions or a distribution of some or all the Issuer’s securities held by the Funds to their partners).  There can be no assurance as to when, over what period of time, or to what extent they may decide to decrease their ownership interest in the Issuer.

None of the Filing Persons, has any plans that would result in:

(a)                The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                 A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                 Any material change in the present capitalization or dividend policy of the Issuer;

(f)                  Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)                 Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                   Any action similar to any of those enumerated above.

Item 5.                          Interest in Securities of the Issuer

(a)                As more fully described in Item 3 above, (i) Care Capital Investments III LP is the beneficial owner of 3,819,428 shares of the Issuer’s Common Stock, representing 20.9% of the Issuer’s shares of Common Stock outstanding and (ii) Care Capital Investments Offshore III LP is the beneficial owner of 63,784 shares of the Issuer’s Common Stock, representing 0.3% of the Issuer’s shares of Common Stock outstanding.  By virtue of Care Capital III LLC’s status as general partner of Care Capital Investments III LP and Care Capital Offshore Investments III LP, Care Capital III LLC may be deemed the beneficial owner of 3,883,212 shares of the Issuer’s Common Stock held by Care Capital Investments III LP and Care Capital Offshore Investments III LP, representing 21.2% of the Issuer’s shares of Common Stock outstanding.  The percentage calculations are based upon 18,278,489 shares of Common Stock outstanding as of July 7, 2014 based on information provided by the Issuer.  Care Capital III LLC disclaims beneficial ownership of the securities, and this report shall not be deemed an admission that Care Capital III LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

(b)                By virtue of its status as general partner of Care Capital Investments III LP and Care Capital Offshore Investments III LP, Care Capital III LLC, may be deemed to share voting and dispositive power with respect to the 3,819,428 shares of Issuer’s Common Stock held by Care Capital Investments III LP and 63,784 shares of Issuer’s Common Stock held by Care Capital Offshore Investments III LP.  Care Capital III LLC disclaims beneficial ownership of the securities and this report shall not be deemed an admission that Care Capital III LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

(c)                 During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)                No person, other than Care Capital III LLC, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by each of Care Capital Investments III LP and Care Capital Offshore Investments III LP.

(e)                 Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

Care Capital Investments III LP, Care Capital Offshore Investments III LP, certain other stockholders and each director and officer of the Issuer agreed with Jefferies LLC (the “Underwriter”), pursuant to a lock-up agreement (each, a “Lock-Up Agreement”), for the period beginning on the date of such Lock-Up Agreement and continuing through the close of trading on the date that is 180 days after June 30, 2014, subject to certain exceptions, not to offer, sell, assign or transfer any Common Stock of the Issuer without the prior written consent of the Underwriter, as set forth in greater detail in the Lock-Up Agreement attached hereto as Exhibit 1.

Investors’ Rights Agreement

Care Capital Investments III LP, Care Capital Offshore Investments III LP and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into an Investors’ Rights Agreement, dated August 29, 2007, as amended on December 20, 2013 (the “Investors’ Rights Agreement”), with the Issuer.  With the closing of the IPO, holders of a total of 8,220,870 shares of the Issuer’s Common Stock as of March 31, 2014, including for this purpose 351,595 shares of Common Stock issued upon the conversion of the Notes and accrued interest thereon immediately prior to the closing of the IPO have the right to require the Issuer to register these shares (“Registrable Shares”) under the Securities Act under specified circumstances and will have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

At any time after 180 days after the closing of this offering, the holders of a majority of the Registrable Shares may request that the Issuer register all or a portion of their Common Stock for sale under the Securities Act so long as the total amount of Registrable Shares registered has an anticipated aggregate offering price of less than $10.0 million, as set forth in further detail in the Investors’ Rights Agreement attached hereto as Exhibit 2.

Piggyback Registration Rights

In addition, if at any time the Issuer registers any shares of its Common Stock, the holders of all shares having registration rights are entitled to at least 30 days notice of the registration and to include all or a portion of their Common Stock in the registration, as set forth in further detail in the Investors’ Rights Agreement.

Expenses of Registration, Indemnification and Termination

The Investors’ Rights Agreement contains customary provisions with respect to the expenses of a registration, indemnification and termination of the agreement.

The foregoing description of the terms of the Investors’ Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the knowledge of the Filing Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                          Material to be Filed as Exhibits

Exhibit 1

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2

 Form of Lock-up Agreement, incorporated by reference to Exhibit C to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-195169), filed with the SEC on June 10, 2014.

Exhibit 2

 Investors’ Rights Agreement, dated as of August 29, 2007 by and among the Issuer and the parties signatory thereto, as amended on December 20, 2013 filed as Exhibits 4.2 and 4.3 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-195169), filed with the SEC on June 10, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

07/17/2014
Date
Care Capital III LLC

By:	/s/ David R. Ramsay
Name:	David R. Ramsay
Title:	Partner

Care Capital Investments III LP

By: Care Capital III LLC, Its General Partner

By:	/s/ David R. Ramsay
Name:	David R. Ramsay
Title:	Partner

Care Capital Offshore Investments III LP

By: Care Capital III LLC, Its General Partner

By:	/s/ David R. Ramsay
Name:	David R. Ramsay
Title:	Partner

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).